FOR IMMEDIATE RELEASE

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Tel: 604-685-5200
Email: info@Lbix.com

LEADING BRANDS, INC.

Announces North American Launch of

STOKED™ Energy Drink

The first Iconic, truly ‘Interactive’ Energy Drink made without HFCS

Vancouver, B.C. Canada, June 8, 2007 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium branded beverage company is pleased to announce the North American launch of STOKED™ Energy Drink.

STOKED™ Energy Drink evolves from its dramatic Dragon icon. Dragons are wise and complex creatures that have a strong presence in almost every culture of the World. From the most revered sign of the Chinese Zodiac to Draco, one of the largest constellations in the Northern sky, to the tale behind the classic red cross English banner so popular at soccer events, to the main characters in numerous popular US movies, Dragons have played – and continue to play - an important role in history and folklore. A visceral connection to the human psyche such as this is critical to establishing any new brand.

The STOKED™ brand will be unveiled and popularized in the explosive video gaming industry. More on that to follow… In the meantime, check out www.StokedEnergy.com and “Discover the Dragon”.

In keeping with Leading Brands’ commitment to bring healthier products to market, STOKED™ is formulated with natural sugars, not genetically modified HFCS as used by other energy drinks. Great taste is also an important part of any Leading Brands’ product and STOKED™ is no exception there. Initially launched in 16 oz. cans in four distinctive flavors: Original, Sugar Free, Tropical Orange and Dragonberry, STOKED™ beats out all other major energy drinks in Leading Brands’ taste tests.

Leading Brands Chairman and CEO, Ralph McRae said: “We believe that STOKED™ will be a real winner for Leading Brands. First, the North American energy drink market continues to explode with annual sales of more than $4 Billion US last year alone. According to A.C. Neilsen, the US market is surging ahead at a remarkable 40% or more per annum and in Canada it is growing at more than 70% year over year. Secondly, our timing is perfect as other significant energy drinks move out of the dynamic independent distribution system to the more traditional ‘red’, ‘blue’ and beer channels.”

Mr. McRae concluded: “STOKED™ for the first time gives Leading Brands access to not only the superior margins available from owning an energy drink brand but also to the US market which in this category is more than 40 times larger than that in Canada. Prior to this launch we conducted a broad test market in Canada and are very excited about the initial reaction and sell through. There is, however, much more to come for this exciting new brand.”

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE Health™ Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com